SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No.1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

13d-2(a)

Contango Oil & Gas Company

(Name of Issuer)

Common Stock, par value $0.04

(Title of Class of Securities)

21075N20

(CUSIP Number)

c/o Joseph J. Romano

Contango Oil & Gas Company

3700 Buffalo Speedway, Suite 960

Houston, Texas 77098

(713) 960-1901

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 8, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON Estate of Kenneth R. Peak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,516,000 shares of Common Stock
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,516,000 shares of Common Stock
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,516,000 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 291005106	13D	Page 2 of 5

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON Donna Ungermannova Peak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,516,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,516,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,516,000 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON Joseph J. Romano
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,700 shares of Common Stock
	8	SHARED VOTING POWER 1,516,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 23,700 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 1,516,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,539,700 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 1 to Schedule 13D supplements and amends the Statement on Schedule 13D filed on May 3, 2013. Capitalized terms used without definitions in this Amendment No. 1 shall have the respective meanings ascribed to them in the Schedule 13D.

Responses to each item of this Amendment No. 1 to Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1. Security and Issuer

Item 2. Identity and Background

Item 2 is hereby deleted in its entirety and amended as follows:

(a) This Amendment No. 1 to Schedule 13D is filed each of the following persons (collectively, the “Reporting Persons”):

(i)	the Estate of Kenneth R. Peak (the “Estate”);

(ii)	Joseph J. Romano; and

(iii)	Donna Ungermannova Peak.

(b) The Reporting Persons’ business address is c/o Contango Oil & Gas Company, 3700 Buffalo Speedway, Suite 960, Houston, Texas 77098.

(c) Mr. Romano and Mrs. Peak were appointed co-executors of the Estate on May 8, 2013. Mr. Romano is the Chairman, President and Chief Executive Officer of the Issuer. Mrs. Peak has a phD in biochemistry.

(d) Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Mr. Romano is a United States citizen. Mrs. Peak is a citizen of the Czech Republic. The Estate is being administered in the State of Texas.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented as follows:

The securities that resulted in each Reporting Person becoming a 5% beneficial owner are those that are deemed to have been acquired by each Reporting Person upon the opening of the Estate and the qualification of Mr. Romano and Mrs. Peak as co-executors of the Estate.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

All shares in the Estate are being held by each of the Reporting Persons for the purpose of administering the Estate and making distributions in accordance with the decedent’s will.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented as follows:

The Estate and Mrs. Peak may be deemed the beneficial owner of 1, 516,000 shares of Common Stock of the Issuer, which represents approximately 10.0% of the Issuer’s outstanding shares of Common Stock based on 15,194,952 outstanding shares of Common Stock of the Issuer as of May 8, 2013, as reported in its Report on Form 10-Q filed with the SEC on May 10, 2013. Mr. Romano may be deemed the beneficial owner of 1,539,700 shares of Common Stock of the Issuer, which represents approximately 10.1% of the Issuer’s outstanding shares of Common Stock, consisting of 1,516,000 shares of Common Stock owned of record by the Estate and 23,700 shares owned of record by Mr. Romano.

The Estate has sole voting and investment power with regard to all 1,516,000 shares of Common Stock that it beneficially owns. Mr. Romano and Mrs. Peak may be deemed to have the shared power to direct the voting and disposition of 1,516,000 shares of Common Stock and Mr. Romano may be deemed to have the sole power to direct the voting and disposition of 23,700 shares of Common Stock.

There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Person, except as described in this Amendment No. 1 to Schedule 13D and the Schedule 13D filed on May 3, 2013.

No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by the Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7. Material to Be Filed as Exhibits

Exhibit 1:        Joint Filing Agreement, dated May 20, 2013

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 20, 2013	ESTATE OF KENNETH R. PEAK

	By:	/s/ Joseph J. Romano
	Name:	Joseph J. Romano
	Title:	Co-Executor

	By:	/s/ Donna Ungermannova Peak
	Name:	Donna Ungermannova Peak
	Title:	Co-Executor

/s/ Joseph J. Romano
Joseph J. Romano

/s/ Donna Ungermannova Peak
Donna Ungermannova Peak